UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

The Europe Fund, Inc.
(Name of Issuer)

Common Stock, Par Value $0.00 Per Share
(Title of Class of Securities)

29874M103
(CUSIP Number)

January 21, 2003
(Date of Event Which Requires Filing of this Statement)

CUSIP No. 29874M103

  Names of Reporting Persons

  I.R.S Identification Nos. of above persons (entities only)

  Doft & Co., Inc. 645 Madison Avenue, New York, NY 10022

  Check the Appropriate Box if a Member of a Group: NA

  SEC Use Only___________________________________

4. Citizenship or Place of Organization: New York

5. Sole Voting Power: 460,000 shares

6. Shared Voting Power: -

7. Sole Dispositive Power: 460,000 shares

8. Shared Dispositive Power: -

9.      Aggregate Amount Beneficially Owned by Each Reporting Person: 460,000 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:     -

11. Percent of Class Represented by Amount in Row (9): 4.6%

12. Type of Reporting Person: BD

February 11, 2003 By:/s/  Robert Hamaoui

Robert Hamaoui, Vice President

EXHIBIT

Position was purchased in a Proprietary Account, collateralized by the Firm's Assets.